EXHIBIT 5.1

MORRIS, MANNING & MARTIN, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, GA 30326

(404) 233-7000

June 24, 2005

Flag Financial Corporation

3475 Piedmont Road, N.E.

Suite 550

Atlanta, Georgia 30305

Re:	Registration Statement on Form S-4

Gentlemen:

We have acted as counsel for Flag Financial Corporation, a Georgia corporation (“Flag”), in connection with its registration under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 (the “Registration Statement”), relating to approximately 6.8 million shares of the $1.00 par value common stock of Flag (the “Flag common stock”) to be issued in connection with the proposed merger of First Capital Bancorp, Inc. (“First Capital”) with Flag (the “Merger”).

The Merger is intended to be effected pursuant to an Agreement and Plan of Merger (the “Agreement”), dated as of May 26, 2005, between Flag and First Capital. Pursuant to the Agreement, each outstanding share of First Capital common stock (“First Capital common stock”) (other than shares held by shareholders who perfect their dissenter’s rights, shares held by Flag and shares held by any non-institutional First Capital shareholder which would represent the right to receive, in the aggregate, more than 384,000 shares of Flag common stock in the Merger) will be converted into and exchanged for the right to receive 1.6 shares of Flag common stock, resulting in an issuance of approximately 6.8 million shares of Flag common stock on a fully diluted basis as described in the joint proxy statement/prospectus which is part of the Registration Statement.

In rendering this opinion, we have examined such documents, corporate records, and other instruments as we have deemed relevant, necessary and advisable as the basis for the opinion set forth herein.

In making the foregoing examinations, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies. As to various questions of fact material to this opinion, we have relied, to the extent we deem reasonably appropriate, upon representations or certificates of officers or directors of Flag and documents, records and instruments furnished to us by Flag, without independent check or verification of their accuracy.

Based upon and subject to the foregoing, we are of the opinion that the Flag common stock being sold, when issued, sold and delivered to shareholders of First Capital common stock upon the fulfillment of the terms and conditions set forth in the Agreement and as contemplated in the Registration Statement, will be duly authorized, validly issued and fully paid and non-assessable.

The opinions set forth herein are limited to the laws of the State of Georgia and applicable federal laws.

We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the joint proxy statement/prospectus, which is part of the Registration Statement.

Very truly yours,

MORRIS, MANNING & MARTIN
a Limited Liability Partnership

/s/ Morris, Manning & Martin, LLP